Exhibit 99.1

FOR IMMEDIATE RELEASE

HAROLD'S STORES, INC. ANNOUNCES AGREEMENT FOR

$4 MILLION PRIVATE EQUITY INVESTMENT

Norman, OK - June 28, 2002 - Harold's Stores, Inc. (AMEX symbol: HLD) (the "Company"), a chain of upscale ladies' and mens' specialty apparel stores, announced today the execution of an agreement for a $4 million private equity investment in the Company by Inter-Him, N.V., of which Ronald de Waal is a Managing Director, Clark J. Hinkley, a director and the Chief Executive Officer of the Company, and three other directors of the Company, W. Howard Lester, William E. Haslam and Margaret A. Gilliam (collectively, the "Investors"). The Investors have agreed to purchase 200,000 shares of a new series of preferred stock, designated Series 2002-A Preferred Stock, at a purchase price of $20.00 per share. Closing of the transaction is expected in the near future after receipt of required bank consent and concessions under the Company's bank credit facility.

The Series 2002-A Preferred Stock will be convertible into common stock at a fixed rate of $2.72 per share. Until converted, the Series 2002-A Preferred Stock will be entitled to receive quarterly dividends that cumulate annually at a rate of 8% per annum, which would be reduced to 6% per annum if certain profitability targets are met. Dividends payable on October 1, 2002 and July 1, 2003 will be payable in additional shares of Series 2002-A Preferred Stock, and dividends payable on January 1, 2003 and April 1, 2003 will be payable in cash. After July 1, 2003, dividends will be payable in Series 2002-A Preferred Stock or cash as the holder may elect. Following the third anniversary of the original issuance date, the Series 2002-A Preferred Stock will be redeemable at the option of the Company at a price equal to the initial purchase price plus cumulated and accrued but unpaid dividends.

In connection with the closing of the sale of the Series 2002-A Preferred Stock, the Company's existing Series 2001-A Preferred Stock will be amended by exchange for an Amended Series 2001-A Preferred Stock for purposes of integrating the voting rights of both series of the Company's preferred stock. Except for the amended voting rights, the terms of the Amended Series 2001-A Preferred Stock, including dividend and conversion rights, are unchanged. The Series 2002-A Preferred Stock will rank on parity with the Amended Series 2001-A Preferred Stock for purposes of dividends and distribution of assets on liquidation.

The holders of the Amended Series 2001-A Preferred Stock and the Series 2002-A Preferred Stock, voting together as a single class, will have the right to designate a proportionate number of members of the Board of Directors equal as nearly as possible to the percentage of the Company's outstanding common stock represented by the Amended Series 2001-A Preferred Stock and the Series 2002-A Preferred Stock on an as-converted basis, which will be four members of the authorized seven member Board after the closing of the sales of the 2002-A Preferred Stock, up from the three members currently designated by the holders of the Series 2001-A Preferred Stock. The holders have advised the Company that they do not expect to exercise this right to make any changes in the current board composition at the present time, although the holders could elect to exercise this right in the future. The Amended Series 2001-A Preferred Stock and the Series 2002-A Preferred Stock also vote with the common stock on an as-converted basis for the election of the remaining directors and on all other matters on which the common stock votes. One designee of the Powell family stockholders, who collectively own 44.8% of the outstanding common stock, will continue to serve as one of the seven members of the Board.

For so long as the outstanding shares of Amended Series 2001-A Preferred Stock and Series 2002-A Preferred Stock in the aggregate continue to represent on an as-converted basis at least 10% of the outstanding common stock, the Company has agreed not to take certain actions without the prior approval of the holders of a majority of the combined outstanding Amended Series 2001-A Preferred Stock and Series 2002-A Preferred Stock, including amendment of the Company's Certificate of Incorporation or Bylaws, changes in the size of the Company's authorized Board of Directors, redemption of or payment of dividends with respect to common stock or other securities junior to the Amended Series 2001-A Preferred Stock and the Series 2002-A Preferred Stock, amendment or adoption of employee stock option or purchase plans, authorization of certain mergers or sales of substantially all of the Company's assets, entering into transactions with affiliates, and incurring indebtedness or making acquisitions or capital expenditures in excess of certain dollar amounts.

The holders of the Amended Series 2001-A Preferred Stock and the Series 2002-A Preferred Stock are entitled to registration rights with respect to the common stock issuable upon conversion of the Amended Series 2001-A Preferred Stock and the Series 2002-A Preferred Stock and to preemptive rights in connection with future sales of common stock or other equity securities by the Company.

Proceeds from the sale of the Series 2002-A Preferred Stock will be used to provide capital for projects identified by the Company's Chief Executive Officer, Mr. Hinkley, and approved by the Board of Directors, as well as for general working capital needs of the Company. It is anticipated that a substantial portion of the proceeds will be used to develop a new store prototype and improve existing stores.

Excluding the Series 2002-A Preferred Stock purchased in this transaction, Inter-Him, N.V. owns 45.1% of the Company's outstanding shares of common stock on an as-converted basis and has been a Schedule 13D filing shareholder of the Company since 1994. Mr. de Waal is also Vice Chairman of the board of directors of Saks, Inc., as well as Chairman of We International, B.V., which operates more than 350 fashion specialty stores in Europe. As a result of the sale of the Series 2002-A Preferred Stock, the ownership of common stock on an as-converted basis by Inter-Him and Mr. de Waal will change to 44.7%.

Founded in 1948 and headquartered in Norman, Oklahoma, Harold's Stores, Inc., currently operates 50 upscale ladies' and men's specialty stores in 21 states. The Company's Houston locations are known as "Harold Powell."

Harold's Stores, Inc., wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to statements that may be deemed to be forward-looking. This release contains forward-looking statements that are subject to risks and uncertainties including but not limited to the impact of competition, pricing pressure, product demand and market acceptance risks, mergers and acquisitions, reliance on key strategic alliances, the ability to attract and retain key employees, the availability of cash for growth, fluctuations in operating results, ability to continue funding operating losses, the ability of new management to improve the Company's financial condition and performance and other risks detailed from time to time in Harold's filings with the Securities and Exchange Commission. These risks could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Harold's Stores, Inc.

Information Contact:

Jodi L. Taylor - Harold's Chief Financial Officer

405-329-4045